AB 3/7/03

03014347

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 53308

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 3 2003 WASH. D.C. 155

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SFL Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

437 Madison Avenue
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Spindel — 212-509-7800 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rickey Ritt, CPA
(Name - if *individual, state last, first, middle name*)

244 Westchester Avenue	White Plains	NY	10604
(Address)	(city)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Howard Spindel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SFL Securities, LLC, as of December 31 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal

Title

Notary Public

LINDA GETZONE
Notary Public, State of New York
No. 01GE4851342
Qualified in New York County
Commission Expires April 17, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Member's Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control
- ☐ (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SFL SECURITIES, LLC

****

FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2002
AND FOR THE PERIOD THEN ENDED

RICKEY RITT, CPA
244 Westchester Avenue
White Plains, NY 10604
Tel: (914) 428-6990
Fax: (914) 946-8445

To the Member of
SFL Securities, LLC

I have audited the accompanying statement of financial condition of SFL Securities, LLC as of December 31, 2002 and the related statements of operations, changes in member's equity and cash flows for the period from April 1, 2001 (inception) through December 31, 2002 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based upon my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SFL Securities, LLC as of December 31, 2002, and the results of operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Rickey Ritt

White Plains, New York
February 26, 2003

SFL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2002

Assets

Cash and Cash Equivalents	$15,402	
Total Assets		**$15,402**

Liabilities and Member's Equity

Total Liabilities	**$0**

Member's Equity

Member's Equity	15,402
Total Liabilities and Member's Equity	**$15,402**

See Accountant's Report and Notes to Financial Statements

SFL SECURITIES, LLC
STATEMENT OF INCOME
FOR THE PERIOD FROM APRIL 1, 2001 THROUGH DECEMBER 31, 2002

INCOME	
Dividends	$357
EXPENSES	
Filing fees	455
Net Loss for the Period	($98)

See Accountant's Report and Notes to Financial Statements

SFL SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE PERIOD FROM APRIL 1, 2001 THROUGH DECEMBER 31, 2002

Member's Equity - beginning of period	$0
Equity Contributed	15,500
Net Loss for the period	(98)
Member's Equity - December 31, 2002	$15,402

See Accountant's Report and Notes to Financial Statements

SFL SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM APRIL 1, 2001 THROUGH DECEMBER 31, 2002

Cash Flows from operating activities:		
Net Income (Loss)	($98)	
Net Cash Used in Operating Activities		($98)
Cash Flows From Investing Activities:		0
Cash Flows From Financing Activities:		
Member's Contributions	15,500	
Net Cash Provided by Financing Activities		15,500
Net Increase in Cash		15,402
Cash, Beginning of period		0
Cash, End of period		$15,402

See Accountant's Report and Notes to Financial Statements

SFL SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
For The Period Ended December 31, 2002

1. Organization and Nature of Business

SFL Securities, LLC (the "Company") is a single member company owned by SFL Holdings, LLC. The Company is a broker-dealer registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc (the "NASD").

The Company is a broker-dealer engaged in working with clients to arrange debt and equity private placements.

2. Summary of Significant Accounting Policies

This summary of significant accounting policies of SFL Securities, LLC is presented to assist in the understanding of the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Income Taxes: The Company, as a single member limited liability company, does not record a provision for income tax purposes because instead the member includes the Company's results on its tax return.

Use of Estimates

The accompanying financial statements are prepared in conformity with generally accepted accounting principles, which necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash and Equivalents

Cash equivalents are defined as short-term, highly liquid investments with an original maturity of three months or less that are not held for sale in the ordinary course of business. Included in cash and equivalents is $15,402 of shares in a money market account.

3. Related Party Transactions

Substantially all of the Company's operating expenses such as overhead costs to date have been provided by its member and accordingly are not reflected in these financial statements.

4. Exemption from Rule 15c3-3

The Company is exempt from SEC Rule 15c3-3 and therefore is not required to maintain a Special Reserve Bank Account for the Exclusive Benefit of Customers.

5. Net Capital Requirements

The Company is a member of the National Association of Securities Dealers and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1 and that the equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Company's net capital was $15,094, which was approximately $10,094 in excess of its minimum requirement.

SFL SECURITIES, LLC
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL

Member's Equity	$15,402
Securities Haircuts	308
Net Capital	15,094
Minimum Requirement	5,000
Excess Net Capital	10,094
Aggregate Indebtedness	0

There are no material differences between the computation of net capital presented above and the computation of net capital reported on the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2002.

RICKEY RITT, CPA
244 Westchester Avenue
White Plains, NY 10604
Tel: (914) 428-6990
Fax: (914) 946-8445

To the Member
SFL Securities, LLC

In planning and performing my audit of the financial statements and supplementary information of SFL Securities, LLC (the "Company"), for the period from April 1, 2001 (inception) through December 31, 2002, I considered its internal control, including activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-2(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section * of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and in my study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of SFL Securities, LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rickey Ritt

White Plains, New York
February 26, 2003